

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Mr. O. Leonard Dorminey
President
Heritage Financial Group, Inc. and
Heritage Financial Group
721 North Westover Boulevard
Albany, Georgia 31707

Re: Heritage Financial Group, Inc.   and   Heritage Financial Group
      Registration Statement on Form S-1   Form 10-K for December 31, 2010
      Filed June 22, 2010   Filed April 9, 2010
      File No. 333-167670   File No. 0-51305

Dear Mr. Dorminey:

        We have reviewed your registration statement and related Form 10-K and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K and related documents, please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form S-1
Cover Page

   1. Please consider streamlining the cover page by reducing the amount of detailed information on the cover page. You can refer your reader to other portions of the document for more detailed information. We note that all of the information on the cover page is in the summary. If possible, try to limit the cover page to one page dealing with the most important aspects of the transaction. See Item 501 of Regulation S-K.

Mr. O. Leonard Dorminey
President
Heritage Financial Group, Inc. and
Heritage Financial Group
July 8, 2010
Page 2

How We Determined the Offering Range…, page 5

2. Please include a descriptive cross-reference to the table on page 119.

3. Please clearly explain that Feldman Financial Advisors, Inc. has estimated the market value at $105.7 million, and that under OTS regulations, the minimum valuation is 15% below the estimated market value and the maximum is 15% above the estimated market value.

Asset Quality, page 82

4. In light of the significant impact of your accounting for purchased loans pursuant to ASC 310-30 and ASC 805-20 on your allowance for such loans and related ratios as well as the diversity in practice across the industry in presenting related ratios, where you present your ratio of allowance to total loans, nonperforming loans, or nonperforming assets, please consider providing an additional alternative measure that excludes the impact of the loans where you applied ASC 310-30 and ASC 805-20.

Allowance for Loan Losses, page 85

5. Please revise your disclosures here to more clearly discuss why your allowance decreased slightly from December 31, 2009 to March 31, 2010. In association with these revisions, please revise the discussion of your largest non-performing loans on pages 56 and 84 to quantify the changes to your allowance during the quarter related to these non-performing loans individually or in aggregate.

Financial Statements, beginning on page F-1

General

6. Please include an introduction to the financial statements that sets forth why the financial statements provided in the registration statement (Heritage Financial Group) are not those of the registrant (Heritage Financial Group Inc.).

Note 2. Acquisition Activity, page F-18

7. Please revise your footnotes to provide an expanded discussion of how you applied ASC 310-30 to the loans acquired in these acquisitions. In association with explaining your application of ASC 310-30, please address the following in addition to the expanded discussion:

Mr. O. Leonard Dorminey
President
Heritage Financial Group, Inc. and
Heritage Financial Group
July 8, 2010
Page 3

- Please clarify the statement in Note 4 that you applied $6,355,355 of the discount on purchased loans to the individual loans in the first quarter of 2010.

- Specifically disclose how you individually identified whether your purchased loans were subject to ASC 310-30.

- Separately identify your credit impaired purchased loans that were subject to ASC 310-30 from your non-credit impaired purchased loans that were not subject to ASC 310-30.

- Please revise to provide all disclosures required by ASC 310-30.

- Please revise future filings to clearly disclose whether you classify purchased loans accounted for in accordance with ASC Topic 310-30 as nonperforming loans.

8. Note (g) on page F-19 indicates you set up a reserve of $2,315,000 related costs to work through and dispose of the problem assets in Tattnal's portfolio. Please tell us why such costs were not incorporated into the fair values of the loans and OREO assets acquired. Revise your description of such amounts as necessary to more clearly identify the costs reflected in this adjustment and differentiate these costs from the disposition costs which were captured in the fair value of the portfolio assets acquired.

Note 3. Securities, page F-21

9. Please revise your disclosures regarding corporate bonds on page F-24 to separately identify the amount of corporate bonds which had been in an unrealized loss position for greater than twelve months for those where the lowest credit rating was investment grade versus those where the lowest credit rating was below investment grade as of the balance sheet dates presented. For those securities where the lowest credit rating was below investment grade, please identify the rating as of the balance sheet dates presented and explain more clearly how you determined there was no credit impairment. If none were below investment grade, disclose that fact.

Note 13. Income Taxes, page F-39

10. Please revise to provide the disclosures required by ASC 740-10-50 including a statutory to effective rate reconciliation as well as details of the expiration of any loss carryforwards. As part of your rate reconciliation, provide a transparent discussion of the differences, including specific disclosure of the main drivers that resulted in tax benefits for 2007 and the first quarter of 2009 even though you reported taxable income for those

Mr. O. Leonard Dorminey
President
Heritage Financial Group, Inc. and
Heritage Financial Group
July 8, 2010
Page 4

periods. Provide a clear and comprehensive discussion of your analysis of the recoverability of your deferred tax assets, identifying both the negative and positive evidence you considered.

Alternate Prospectus for Exchange Offer
The Exchange for Existing Shares of HFG Common Stock, page 15

11. In the table, please include a column that displays the equivalent pro forma book value per exchanged share.

Form 10-K

12. Please revise your future Exchange Act filings to address the above comments as applicable.

Schedule 14A
Certain Relationships and Related Transactions, page 19

13. Please revise the first paragraph to clarify that such transactions are made on substantially the same terms … "as those prevailing at the time for comparable loans with persons not related to the lender," as set out in Instruction 4.c.ii, or provide the information otherwise required by Item 404(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require and the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. O. Leonard Dorminey
President
Heritage Financial Group, Inc. and
Heritage Financial Group
July 8, 2010
Page 5

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our Form 10-K related comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. O. Leonard Dorminey
President
Heritage Financial Group, Inc. and
Heritage Financial Group
July 8, 2010
Page 6

You may contact Paul Cline at 202-551-3851 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3494 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

By FAX to: Ms. Marianne Roche
FAX 202-337-5502